

July 17, 2014

<u>VIA E-Mail</u>
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

      Re: Liberty Property Trust
              Form 10-K for the year ended December 31, 2013
              Filed on February 28, 2014
              File No. 001-13130

              Liberty Property Limited Partnership
              Form 10-K for the year ended December 31, 2013
              Filed on February 28, 2014
              File No. 001-13132

Dear Mr. George J. Alburger, Jr.:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert F. Telewicz Jr.

                    Robert F. Telewicz Jr.
                    Senior Staff Accountant